Issuer Free Writing Prospectus dated June 21, 2013
Filed Pursuant to Rule 433
Relating to Registration Statement on Form F-1
Registration No. 333-188281

Star Bulk Carriers Corp.

This free writing prospectus relates only to the subscription rights offering of Star Bulk Carriers Corp., or the Company, and should be read together with the prospectus dated June 6, 2013 relating to this offering included in the registration statement on Form F-1 (File No. 333-188281).

According to recent press articles and industry circulars, STX Pan Ocean Co. Ltd., or STX, the charterer of our vessel, Star Borealis, has commenced rehabilitation proceedings in Korea and a related schedule for making claims against STX in those proceedings has been announced publicly. Currently, STX owes the Company approximately $771,000. We have not been informed by STX of the commencement of the rehabilitation proceedings and their intentions regarding the charterparty pursuant to Korean law. These proceedings may have a negative impact on our financial results, however, such impact cannot be estimated at this time.

In addition, the Company has agreed to enter into two interest rate swap agreements to fix the floating interest rate under one of our credit facilities for a principal amount of approximately $55 million.  Although we entered into these interest rate swap transactions to manage exposure to movements in interest rates, there can be no assurance that we will be able to continue to do so at a reasonable cost or at all.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-870-8565.